SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
                  ------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                   ------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X        Form 40-F
                                   ---                ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No X
                                 ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated March 3, 2004, announcing that 250,000 warrants which had been previously issued have been exercised for 250,000 common shares at an exercise price of $8.05 per common share.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release


                  WORLDHEART ANNOUNCES THE EXERCISE OF WARRANTS


OTTAWA, Ontario - March 3, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced that 250,000 warrants which had been previously issued have been exercised for 250,000 common shares at an exercise price of $8.05 per common share.

This exercise of the warrants results in cash proceeds to WorldHeart of $2,012,500.

About World Heart Corporation
-----------------------------
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.






For more information, please contact:
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


   Date:  March 4, 2004               By:/s/ Mark Goudie
                                         ---------------------------------------
                                         Name:  Mark Goudie
                                         Title: Chief Financial Officer